PRICING SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated January 5, 2006	Registration No. 333-121363
and Prospectus dated January 3, 2006)
KfW, Frankfurt/Main, Federal Republic of Germany
US$ 100,000,000 Fixed Rate to CPI-Linked Notes due March 3, 2008,
CUSIP: 48245AAC5
          Investing in the Notes involves certain risks that are described in the “Risk Factors” section beginning on page PS-5 of this pricing supplement and in the Prospectus Supplement.

	Price to	Discounts and	Proceeds, before
	Public(1)	Commissions	expenses to KfW
Per Note	100%	0%	USD 1,000
Total	100%	0%	USD 100,000,000

(1) Plus accrued interest, if any, from the Interest Commencement Date specified below, if the notes are delivered after that date.
The Dealer named below expects to deliver the notes to investors on or about March 15, 2006.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

MORGAN STANLEY
MARCH 8, 2006

ABOUT THIS PRICING SUPPLEMENT
          This pricing supplement supplements the accompanying prospectus supplement dated January 5, 2006 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated January 3, 2006 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
          You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

SPECIFIC TERMS

Issuer: KfW	Title of Securities: US$ 100,000,000 Fixed Rate to CPI-Linked Notes due March 3, 2008

Aggregate Principal Amount: US$100,000,000	Maturity Date: March 3, 2008

Original Issue Date: March 15, 2006	Initial Interest Rate: 5.25% (until April 3, 2006)

Interest Commencement Date: March 15, 2006	First Interest Payment Date: April 3, 2006

Final Redemption Price: 100%

Indexed Notes:
Details: 2-Year U.S. Inflation Linked Notes, as described below;
Type of Floating Rate Note:
☑ Fixed Rate/Floating Rate
           Fixed Interest Rate: 5.25% from the Original Issue Date to but excluding April 3, 2006
          Floating Rate Commencement Date: April 3, 2006
Interest Rate Basis/Bases:
☑ Other:      US Inflation Rate
March 15, 2006 to but excluding April 3, 2006: 5.25%
April 3, 2006 to but excluding Maturity: (CPIt - CPIt-12) / CPIt-12, per annum
“CPI” is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics (“BLS”) of the US Department of Labor (unrevised) (Series Id: CUUR0000SA0) (Base Period: 1982-1984 = 100), and as published on Bloomberg page CPURNSA or any successor service.
CPIt for each Interest Reset Date is the value of CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Interest Reset Date; and
CPIt-12 for each Interest Reset Date is the CPI for the fifteenth calendar month prior to such Interest Reset Date as published and reported in the fourteenth calendar month prior to such Interest Reset Date.
If CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Reset Date, but has otherwise been published by the BLS, the Determination Agent will determine CPI as published by the BLS for such month using such other source as it deems appropriate, acting in good faith and in accordance with standard market practice.
In calculating CPIt and CPIt-12, the Determination Agent will use the most recently available value of the CPI determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Determination Agent on any Interest Reset Date to determine the Coupon on the Notes (an “Initial CPI”) is subsequently revised by the BLS, the Determination Agent will continue to use the Initial CPI, and the Coupon determined will not be revised.
If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Determination Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Determination Agent acting in good faith and in accordance with general market practice at the time.
All final interest rate calculations will be rounded to three decimal places. For example, 4.0475% would be rounded to 4.048%.
For more information regarding the calculation of interest rates on the Notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

Spread: +1.85%	Maximum Interest Rate: N/A
Spread Multiplier: N/A	Minimum Interest Rate: 0.00%
Index Maturity: N/A
Interest Reset Period:

☐ daily	☐ weekly	☑ monthly
☐ quarterly	☐ semi-annually	☐ annually
Interest Reset Date(s): as provided in §3(B) of the Conditions (unless otherwise specified): Monthly on the third calendar day (beginning April 3, 2006)
Interest Determination Date(s): as provided in §3(C) of the Conditions (unless otherwise specified): On the respective Interest Reset Date as set forth above, subject to the Preceding Business Day Convention.
Interest Calculation Date(s): as provided in §3(F)(1) of the Conditions (unless otherwise specified)
Calculation Agent:
          ☑ Deutsche Bank Trust Company Americas
Determination Agent:
          ☑ Morgan Stanley Capital Services Inc.
Interest Payment Date(s): unless otherwise specified, the third of the following
(subject to §3(E) in the Conditions)
☑ Each of the 12 calendar months in each year (short first coupon)
Redemption:               ☐ Yes                 ☑ No
Repayment:                ☐ Yes                 ☑ No
Specified Currency: U.S. dollars for all payments
          Authorized Denomination: US$1,000
Original Issue Discount Note (“OID”): ☐ Yes                 ☑ No

Day Count Fraction:	☑ Actual/Actual ISDA (as provided in §3(F)(3)(b) of the Conditions Business Day Convention (for Interest Payment Dates other than the Maturity Date):
As provided in §3(E) of the Conditions (unless otherwise specified: ):
☑ Following Business Day Convention, NO adjustment of Interest
          Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.

Risk Factors
     The Notes involve risks not associated with an investment in ordinary floating rate Notes. Investors should carefully consider whether the Notes are suited to their particular circumstances before making a decision to purchase the Notes.
     In periods of little or no inflation, the interest rate will be equal to the spread and may be as little as zero.
     Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month.
     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the Notes will receive an interest payment for the applicable interest payment period equal to the spread of 1.85%.
     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the Notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum. If the CPI for the same month in successive years declines by the spread or more, investors in the Notes will receive only the minimum interest rate, which is 0.00%.
     The interest rate on the Notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.
     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the Notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the Notes.
     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.
     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described above, and that substitution may adversely affect the value of the Notes.
The historical levels of the CPI are not an indication of the future levels of the CPI.
     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.
     Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.
United States Taxation
     The Notes may be subject to special U.S. federal income tax treatment. More information can be found in the accompanying prospectus under “United States Taxation”.
     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxation jurisdiction.

Historical Information and Interest Rate Calculations                                    ANNEX
     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1998 to January 2006. Also provided below are the interest rates for the period from January 2000 to April 2006 that would have resulted from the historical levels of the CPI presented below and a spread of 1.85%. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.
     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any month. The interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the Notes. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the Notes.

Historical Levels of CPI	Hypothetical Interest Rates Based on Historical CPI Levels

Date	1998	1999	2000	2001	2002	2003	2004	2005	2006	2000	2001	2002	2003	2004	2005	2006
January		164.3	168.8	175.1	177.1	181.7	185.2	190.7	198.3	4.411%	5.298%	3.976%	3.876%	3.891%	5.039%	6.198%
February		164.5	169.8	175.8	177.8	183.1	186.2	191.8		4.472%	5.296%	3.745%	4.048%	3.615%	5.373%	5.306%
March		165.0	171.2	176.2	178.8	184.2	187.4	193.3		4.535%	5.237%	3.402%	4.227%	3.729%	5.106%	5.266%
April		166.2	171.3	176.9	179.8	183.8	188.0	194.6		4.589%	5.582%	2.992%	4.447%	3.776%	4.820%	5.835%
May		166.2	171.5	177.7	179.8	183.5	189.1	194.4		5.072%	5.384%	2.988%	4.831%	3.543%	4.858%
June		166.2	172.4	178.0	179.9	183.7	189.7	194.5		5.608%	4.771%	3.326%	4.870%	3.587%	4.998%
July		166.7	172.8	177.5	180.1	183.9	189.4	195.4		4.919%	5.119%	3.489%	4.075%	4.135%	5.361%
August		167.1	172.8	177.5	180.7	184.6	189.5	196.4		5.039%	5.465%	3.032%	3.908%	4.902%	4.653%
September		167.9	173.7	178.3	181.0	185.2	189.9	198.8		5.580%	5.098%	2.917%	3.962%	5.116%	4.380%
October	164.0	168.2	174.0	177.7	181.3	185.0	190.9	199.2		5.509%	4.570%	3.315%	3.960%	4.841%	5.018%
November	164.0	168.3	174.1	177.4	181.3	184.5	191.0	197.6		5.261%	4.570%	3.653%	4.008%	4.504%	5.491%
December	163.9	168.3	174.0	176.7	180.9	184.3	190.3	196.8		5.304%	4.498%	3.364%	4.170%	4.388%	6.537%
Average										5.025%	5.074%	3.350%	4.199%	4.169%	5.136%	5.651%

For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 4.048% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under Interest Rate :
CPIt = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003; and
CPIt-12 = 177.4, which is equal to the CPI level for November 2001, the fifteenth calendar month prior to the interest reset date of February 2003,

as follows:	4.048% =	181.3-177.4	+1.85%
177.4